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News Release

RESIN SYSTEMS RAISES $4.8-MILLION FROM THE EXERCISE
OF COMMON SHARE PURCHASE WARRANTS AND BROKER WARRANTS

Edmonton, Alberta, May 25, 2005: Resin Systems Inc. (“RSI”) (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company, is pleased to announce it has issued 2,940,616 common shares of RSI pursuant to the exercise of common share purchase warrants of RSI at an exercise price of $1.50 per share for total gross proceeds of $4,410,924.  In addition, a further 349,650 common shares of RSI were issued pursuant to the exercise of broker warrants of RSI at an exercise price of $1.15 per share for total gross proceeds of $402,098. The common share purchase warrants and broker warrants of RSI were originally issued pursuant to a private placement of units of RSI completed on May 20, 2004.

RSI is a composite material products technology company providing engineered solutions developed for its proprietary input materials, equipment and processes.  The foundation of these solutions is the company’s patented Version™ polyurethane resin, which is being continuously developed through additional patent pending and trade secret knowledge.  RSI is also commercializing its RStandard™ modular composite utility pole for sale to power utility companies worldwide.  For the latest on RSI’s business developments, click on ‘Latest News from RS’ under ‘Our Company’ at www.grouprsi.com.

“Version” and “RStandard” are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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